Mail Stop 3561

September 25, 2009

James M. Sander
Vice President, General Counsel and Corporate Secretary
VS Holdings, Inc.
2101 91st Street
North Bergen, New Jersey 07047

> **Re: VS Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2009**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2009**
> **File No. 333-160756**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2008**
> **Filed March 19, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended March 28, 2009**
> **Filed May 12, 2009**
> **Quarterly Report on Form 10-Q for the period ended June 27, 2009**
> **Filed August 11, 2009**
> **File No. 333-134983-02**

Dear Mr. Sander:

We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your responses to comments 1, 6, 10, 12, 13, 14, 25, 35, 38 and 39 in our letter dated August 19, 2009 that certain omitted information and exhibits, as well as a supplemental schedule, will be provided in a future amendment to Form S-1.

Prospectus Summary, page 1

2. We acknowledge the supplemental materials that you furnished to us in response to comment two in our letter dated August 19, 2009. Please furnish us an appropriately dated and marked copy of the census information you refer to on page 2. In addition, please disclose the source or basis of your statements that the U.S. special supplement product category and the U.S. sports nutrition product category are expected to grow at 7.5% CAGR and 7.6% CAGR (or 47% and 51% faster than the overall industry), respectively. Finally, please provide us with copies of the documentation in which NBJ states that the VMS industry is highly fragmented, with no single industry participant accounting for more than 4% of industry sales in 2007.

3. We note your response to comment three in our letter dated August 19, 2009. The information presented, however, continues to be duplicative of information that is properly presented in the latter parts of the prospectus. Please revise to provide a brief overview of the key aspects of the offering. You may wish to include cross references to such further portions of the prospectus.

Corporate Structure, page 5

4. We note your response to comment five in our letter dated August 19, 2009. Tell us how you determine the portion of the Series A Preferred Stock to be redeemed upon the merger with VS Parent, Inc. and the redemption cash amount per share.

5. After reading your response to comment five in our letter dated August 19, 2009, we remain unclear about the timing of the merger transaction. Please clarify for us if true, that the merger between VS Holdings, Inc. and VS Parent, Inc., the issuances of Common and Series A Preferred Stock as well as their cash redemption will all consummate upon the offering. If so, please clearly indicate that fact in the filing. If not, please clearly indicate their timing and advise us.

Use of Proceeds, page 18

6. Disclose the amount of the estimated underwriting discounts and estimated offering expenses in this section.

7. We note your disclosures that "[w]e will not receive any proceeds from the sale of shares from the selling shareholders." Since you are currently the direct wholly owned subsidiary of VS Parent, Inc., please disclose, if true, that these shares will be available and are a result of the conversion of the common and preferred shares of VS Parent, Inc. in connection with the merger with VS Holdings upon the offering.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements</u>
<u>Condensed Consolidated Balance Sheets June 27, 2009, page 23</u>

8. Tell us and disclose how you derived the financial information within the Adjustments for VS Parent, Inc. column and if they represent the historical financial statements of VS Parent, Inc.

9. Refer to the Adjustment/Elimination for the Merger column. Tell us and disclose in a footnote how you arrived at the elimination of $(157,132) and $(24,793) for the additional paid-in capital and retained earnings accounts, respectively.

<u>Selected Historical Consolidated Financial Data, page 26</u>

10. We note your disclosure that you had paid a one time cash dividend of $561,000 in 2008. As such, please revise to include cash dividend paid per common share in the Selected Historical Consolidated Financial Data table. Refer to Item 301 of Regulation S-K.

11. We note your presentation of EBITDA as a liquidity measure. In that regard, explain to readers in detail how you use EBITDA as a liquidity measure and disclose the reasons why you believe EBITDA provides useful information to investors in assessing your liquidity and capital resources. Refer to Item 10(e) of Regulation S-K. Also, please present the three major categories of the cash flow statements prominently along side your EBITDA presentation. Refer to FAQ #12 Regarding the Use of Non-GAAP Financial Measures.

<u>Management's Discussion and Analysis…, page 29</u>

<u>Goodwill and Other Intangible Assets, page 32</u>

12. We note your response to comment 15 in our letter dated August 19, 2009. Please enhance your disclosure here and in footnote 3 to your financial statements to provide the accounting policy on how you conduct the Step 2 impairment test. Refer to paragraphs 20-22 of SFAS 142.

<u>Results of Operations, page 35</u>

13. Please provide a discussion of your operating results for the three month period ended June 27, 2009 as compared to the same prior period ended June 28, 2008. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 46

14. In response to comment 16 in our letter dated August 19, 2009, you state that you do not believe there are any known trends, demands, commitments, events or uncertainties that are likely to impact your liquidity or the cost of capital resources. However, in your risk factor entitled "Our ability to continue to access credit…" on page 13, you state that due to the "current economic disruption, [you] cannot be certain that funding for [your] capital needs will be available from [your] existing financial institutions and the credit markets if needed, and if available, to the extent required, and on acceptable terms." Please advise or revise your disclosure accordingly.

Compensation Discussion and Analysis, page 70

15. We note your response to comment 19 in our letter dated August 19, 2009, as well as the revised disclosure on page 71 of the registration statement. However, it does not appear that you have discussed the factors considered by you and the Hay Group in determining the percentages of base salary that are used for the target bonuses or the percentage breakdown of the target bonus between the two components of corporate and individual objectives. Therefore, we re-issue comment 19.

Principal and Selling Stockholders, page 83

16. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. You should name any selling shareholder that is a broker-dealer and state that it is an underwriter with respect to the shares that it is offering for resale. Please be advised that language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.

17. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P.

Condensed Consolidated Statements of Operations for the Quarterly Period Ended June 30, 2009, page F-38

18. We note your disclosure on page 36 that costs of goods sold includes product, warehouse and distribution and occupancy costs. In that regard, if your costs of goods sold excludes depreciation and amortization expenses, please revise this caption to "costs of goods sold (exclusive of depreciation shown separately within selling, general and administrative expenses below)" or using a similar caption in accordance with SAB Topic 11B.

Exhibit 5.1

19. We note that you have assumed the authority of the persons signing the documents in connection with which the opinion is rendered. We view this statement as assuming corporate authority, which is a legal conclusion that should be opined upon by legal counsel. Please revise your opinion to remove this assumption.

Amendment No. 2 to Registration Statement of Form S-1

20. Please delete the "*" that follows Exhibit 23.2 in the exhibit index.

Annual Report on Form 10-K for the Year Ended December 27, 2008

Item 14. Principal Accounting Fees and Services, page 57

21. We note your response to comment 40 of our comment letter dated August 19, 2009. You indicate that you will make the requested disclosure in future filings. In your supplemental response, please provide us with your proposed revised disclosure.

22. We note your response to comment 41 of our comment letter dated August 19, 2009. We also note that you have not yet filed an amendment to the Form 10-K for the fiscal year ended December 27, 2008. Please amend your Form 10-K to respond to comment 41.

Quarterly Report on Form 10-Q for the Period Ended March 28, 2009

Quarterly Report on Form 10-Q for the Period Ended June 27, 2009

Item 4. Controls and Procedures

23. We note your response to comment 42 of our comment letter dated August 19, 2009. We also note that you have not yet filed an amendment to the Form 10-Q for the fiscal period ended March 28, 2009 or to the Form 10-Q for the fiscal period ended June 27, 2009. Please amend your Forms 10-Q to respond to comment 42.

James M. Sander
VS Holdings, Inc.
September 25, 2009
Page 6

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

                             Sincerely,

                             H. Christopher Owings
                             Assistant Director

cc: Christian O. Nagler, Esq.
         Via Facsimile